Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-205452

PROSPECTUS

Common Stock

We are offering a total of up to 49,257 shares of CalAtlantic Group, Inc. common stock that are issuable to certain former employees of The Ryland Group, Inc. upon the exercise or settlement of outstanding stock options issued under (i) The Ryland Group, Inc. 2008 Equity Incentive Plan (the “2008 Plan”) and (ii) The Ryland Group, Inc. 2011 Equity and Incentive Plan (the “2011 Plan” and, together with the 2008 Plan, the “Plans”). We will receive the exercise price of the options if and when such options are exercised. See “Description of the Plans.”

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3 of this prospectus, in our periodic filings made with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2015

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to CalAtlantic Group, Inc., a Delaware corporation, and its predecessors and consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this prospectus or incorporated herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In general, “forward-looking statements” can be identified by use of words such as “expect,” “believe,” “estimate,” “project,” “forecast,” “anticipate,” “plan” and similar expressions. Our forward-looking statements represent our current expectations or beliefs regarding future events or circumstances. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, those factors described under the caption “Risk Factors” in our periodic filings made with the Securities and Exchange Commission (“SEC”) and any prospectus supplement to this prospectus.

All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and circumstances, and they are subject to numerous known and unknown risks and uncertainties—many of which are out of our control and difficult to forecast—that could cause actual events or results to differ materially from those projected or implied. Our past performance or past or present economic conditions are not indicative of future performance or conditions. Due to these inherent uncertainties, current or potential investors in our securities are urged not to place undue reliance on forward-looking statements. In addition, except as required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time.

THE COMPANY

CalAtlantic, a combination of Standard Pacific Corp. (“Standard Pacific”) and The Ryland Group, Inc. (“Ryland”), two of the nation’s largest and most respected homebuilders, offers homes in communities that meet the desires of customers across the homebuilding spectrum, from entry level to luxury, in 41 Metropolitan Statistical Areas spanning 17 states.

CalAtlantic was incorporated in the State of Delaware in 1991 under the name Standard Pacific Corp. Our principal executive offices are located at 15360 Barranca Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600. Our internet website address is www.calatlantichomes.com. Information on or connected to our Internet website is not part of or incorporated into this prospectus.

SELECTED FINANCIAL DATA

On October 1, 2015, Ryland merged with and into Standard Pacific, with Standard Pacific continuing as the surviving corporation (the “merger”). Effective at such time, Standard Pacific changed its name to CalAtlantic and effected a reverse stock split such that each five shares of common stock of Standard Pacific issued and outstanding immediately prior to the merger were combined and converted into one issued and outstanding share of CalAtlantic common stock. In connection with the merger, all outstanding shares of Standard Pacific preferred stock were converted into CalAtlantic common stock The following data has been restated for all periods to retroactively reflect the five-for-one reverse stock split that was effective on October 1, 2015.

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Basic income (loss) per common share	$1.22	$1.29	$2.94	$2.59	$7.59	$(0.24)	$(0.23)

Diluted income (loss) per common share	$1.12	$1.17	$2.68	$2.36	$7.21	$(0.24)	$(0.23)

Weighted average common shares outstanding:
Basic	54,914,435	55,702,998	55,737,548	50,623,649	40,390,760	38,781,943	21,040,571
Diluted	62,081,531	63,290,386	63,257,082	58,234,791	44,103,779	38,781,943	21,040,571

Weighted average additional common shares outstanding if preferred shares converted to common shares:	17,562,557	17,562,557	17,562,557	22,165,311	29,562,557	29,562,557	29,562,557

Total weighted average diluted common shares outstanding if preferred shares converted to common shares:34	79,644,088	80,852,943	80,819,639	80,400,102	73,666,336	68,344,500	50,603,128

The selected financial data in the table above for the six-month periods ended June 30, 2014 and 2015 were derived from our unaudited consolidated financial statements. The data for the five years ended December 31, 2014 were derived from our audited consolidated financial statements. Financial information incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Reports on Form 10-Q for the periods ended June 30, 2015 and March 31, 2015, has not been adjusted to reflect the reverse stock split. The foregoing selected financial data should be read in conjunction with our consolidated financial statements and related notes included in our Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the six-months ended June 30, 2015.

RISK FACTORS

An investment in our common stock involves risks. Our business and operations are influenced by many factors and are subject to various risks and uncertainties to which we are or may become subject—many of which are out of our control and difficult to forecast. These risks and uncertainties have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner. You should carefully consider the risks that could affect us and our business described in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and any amendments thereto, as well as the other information included or incorporated by reference in this prospectus before making an investment decision. Please note that additional risks not presently foreseen by us or that we currently deem immaterial may also impair our business and operations. The market or trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-Looking Statements” in this prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds we receive from our sales of the common stock offered by this prospectus for general corporate purposes, which may include the acquisition, development and construction of new residential properties, the acquisition of companies or operations in homebuilding and related businesses, or the repayment of existing indebtedness.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 600,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Common Stock

We have one existing class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after payment or provision for payment of all liabilities and payment of all liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets with any other series of common stock and any preferred stock so entitled. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to the Delaware corporation law, our board of directors may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions of any new series of common stock, including, without limitation:

•	dividend rights (and whether dividends are cumulative);

•	conversion rights, if any;

•	voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the board of directors or the percentage of members, if any, of the board each series of common stock may be entitled to elect); and

•	rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of common stock;

•	fix the number of shares constituting any series of common stock and the designation of each such series; and

•	increase or decrease the number of shares of any series of common stock subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. Although we currently do not intend to do so, our board of directors, without stockholder approval, may issue a new series of common stock with rights that could negatively affect the voting power or other rights of our existing common stockholders.

Our common stock is listed under the symbol “CAA” on the New York Stock Exchange. Computershare is the Transfer Agent and Registrar for our common stock.

Preferred Stock

As of the date of this prospectus, 1,000,000 shares of our preferred stock are designated as “Series A Junior Participating Cumulative Preferred Stock.” No shares of Series A Junior Participating Cumulative Preferred Stock are outstanding. In certain circumstances, the shares of Series A Junior Participating Cumulative Preferred Stock are issuable upon exercise of our stockholder rights, subject to the terms of such rights and our Stockholder Rights Agreement. See “—Stockholder Rights Agreement” below.

Our board of directors may, without stockholder approval, issue, in addition to the authorized but unissued shares of Series A Junior Participating Cumulative Preferred Stock, up to 9,000,000 shares of our preferred stock in one or more series and, subject to Delaware corporation law, may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions of any series of preferred stock, including without limitation:

•	dividend rights (and whether dividends are cumulative);

•	conversion rights, if any;

•	voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the board of directors or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect); and

•	rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock;

•	fix the number of shares constituting any series of preferred stock and the designations of each such series; and

•	increase or decrease the number of shares of any series of preferred stock subsequent to the issuance of such series, but not below the number of shares of the series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our preferred stock. Although we currently do not intend to do so, our board of directors may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval.

Effect of New Issuance

If our board of directors were to approve the issuance of a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to our existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to our existing common stockholders;

•	delay or prevent a change in control of the company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

MatlinPatterson Stockholders Agreement

On June 14, 2015, we and MatlinPatterson entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), which amended and restated a Stockholders Agreement we entered into with MatlinPatterson on June 28, 2008, as amended. The Stockholders Agreement provides, among other matters, as follows:

•	for so long as MatlinPatterson owns at least 20% of our voting power, it will have the right to designate two directors to serve on our board of directors. If MatlinPatterson owns less than 20% but at least 10% of our voting power, MatlinPatterson will have the right to designate one director to serve on our board of directors. To the extent MatlinPatterson decreases its holdings of our voting stock to less than any of the aforementioned thresholds, we will have the right to request the resignation of directors designated by MatlinPatterson so that the number of directors designated by MatlinPatterson equals the numbers of directors MatlinPatterson is entitled to designate;

•	until October 1, 2018, MatlinPatterson will vote:

•	in favor of the governance matters set forth in our bylaws, and

•	against any proposal, amendment or action that could reasonably be expected to alter or amend such governance matters;

•	MatlinPatterson and its affiliates are subject to certain standstill provisions and restrictions on their ability to transfer our common stock, including a prohibition providing that prior April 1, 2016, no transfers may be made without approval of our board of directors except for certain transfers to MatlinPatterson’s permitted affiliates that agree to be bound by the Stockholders Agreement. After the expiration of such period, transfers may be made in certain limited instances, including pursuant to Rule 144 of the Securities Act, so long as, to MatlinPatterson’s knowledge, such transfer is not to any party that would together with its affiliates have a resulting ownership of 15% or more of our voting stock following such transfer;

•	MatlinPatterson and its affiliates are generally prohibited from acquiring any additional capital stock of ours without the consent of the board of directors and, in certain circumstances, the affirmative vote of a majority of our voting stock not held by MatlinPatterson; and

•	MatlinPatterson may sell our capital stock under a shelf registration statement and pursuant to customary demand and piggy-back registration rights. In the event MatlinPatterson makes a demand registration in accordance with the terms of the Stockholders Agreement, the securities will be included in the following order of priority:

•	registrable securities of any holder on whose behalf MatlinPatterson has submitted a registration request;

•	registrable securities of any other holder who has delivered a request for registration; and

•	any other securities of ours that are requested to be included.

A copy of the Stockholders Agreement has been filed with and is publicly available at or from the SEC as described under the heading “Where You Can Find More Information.”

Stockholders’ Rights Agreement

Effective December 20, 2011, we entered into an Amended and Restated Rights Agreement with Mellon Investor Services LLC, as rights agent (as amended, the “Rights Agreement”). The December 20, 2011 rights agreement amended and restated in its entirety our then effective rights agreement, a form of which had been in effect since December 31, 2001. On October 30, 2014, our board of directors further amended the Rights Agreement to, among other things, change the rights agent to Computershare Inc., as successor in interest to

Mellon Investor Services LLC, revise the definition of beneficial ownership to capture ownership through derivative contracts and extend the expiration date of the rights and the Rights Agreement to December 31, 2017. Each share of our common stock issued by us (prior to the expiration of the Rights Agreement or redemption or distribution of the rights) will have attached a right. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each right, unless held by a person or group that beneficially owns (as defined in the Rights Agreement) more than 15% of our outstanding voting stock or certain transferees of such beneficial owners, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative Preferred Stock, at an exercise price of $100.00, subject to adjustment. The rights will become exercisable only after a person or group has acquired, or publicly announced an intention to acquire through a tender offer or exchange offer, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring person or group, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase at the right’s then current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another entity after a person or group acquires 15% or more of our voting stock, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase shares of common stock of the acquiring entity having a market value of two times the right’s then current exercise price. The rights may be redeemed at a price of $0.005 per right until the tenth business day after a person or group acquires 15% or more of our voting stock unless we have merged or been acquired or the rights have expired prior to such date. The rights will expire on December 31, 2017, unless earlier redeemed, exchanged or exercised. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

MatlinPatterson and its affiliates are defined as “Exempt Persons” under the Rights Agreement, and therefore will not be deemed an acquiring person, provided that MatlinPatterson and its affiliates will immediately cease to be an “Exempt Person” if a majority of the members of our board of directors who were not designated by MatlinPatterson pursuant to the Stockholders Agreement, whether or not such members constitute a quorum of the board, determine, in good faith, that (i) MatlinPatterson or its affiliates are in material breach of the Stockholders Agreement, or that the Stockholders Agreement is no longer in full force and effect, and (ii) that MatlinPatterson and its affiliates shall be deemed no longer to be an “Exempt Person” under the Rights Agreement.

The terms of the rights are fully described in the Rights Agreement between Computershare Inc., as rights agent, and us. You should refer to the Rights Agreement for a more detailed description of the terms and provisions of the rights. A copy of the Rights Agreement, including all amendments, has been filed with and is publicly available at or from the SEC as described under the heading “Where You Can Find More Information.”

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the purchase or redemption of our rights.

Forum Selection

Our amended and restated certificate of incorporation and amended and restated bylaws each include a forum selection provision providing that, unless the company consents in writing, a state (or, if no state court located within the State of Delaware has jurisdiction, federal) court in Delaware will be the sole and exclusive forum for any stockholder to bring any derivative action, any action asserting a claim of breach of fiduciary duties, any action asserting a claim arising from a provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or any action asserting a claim governed by the internal affairs doctrine.

Certain Governance Matters Until October 1, 2018

As of the date hereof, our board of directors consists of ten members, of whom two are executive directors and eight are non-executive directors. In connection with the merger, five members of our board were designated by Ryland from the Ryland board of directors as of immediately prior to the effective time of the merger, including Mr. Larry Nicholson, our President and Chief Executive, and Mr. William Jews, the lead independent director of our board, and five members were designated by Standard Pacific from the Standard Pacific board of directors as of immediately prior to the effective time of the merger, including Mr. Scott Stowell, our Executive Chairman.

Under our amended and restated bylaws, until October 1, 2018, which is the third anniversary of the effective time of the merger, our board may only remove the lead independent director from his role by an affirmative vote of at least 75% of the our entire board (excluding the lead independent director) and a vacancy resulting from his cessation of service can only be filled by a Continuing Ryland Director (as such term is defined in our amended and restated bylaws).

Vacancies on our board resulting from cessation of service, including removal, prior to October 1, 2018, by an appointed or designated Continuing Ryland Director or an appointed or designated Continuing Standard Pacific Director (as such term is defined in our amended and restated bylaws) will be filled only by an individual whose appointment or election is endorsed by at least a majority of the Continuing Ryland Directors or by at least a majority of the Continuing Standard Pacific Directors, respectively, then in office (even if less than a quorum), or by a sole remaining Continuing Ryland Director or Continuing Standard Pacific Director, as applicable. Each such nomination shall be subject to approval by at least a majority of our board (even if less than a quorum, or by a sole remaining director), which approval shall not be withheld if the candidate is qualified and such approval is otherwise consistent with the board’s fiduciary duties.

Until October 1, 2018, in the case of a vacancy, a Continuing Ryland Director, who meets the qualifications set forth in the applicable committee charter, will be appointed as an alternate for a committee member or chair who is a Continuing Ryland Director, and a Continuing Standard Pacific Director, who meets the qualifications set forth in the applicable committee charter, will be appointed as an alternate for a committee member or chair who is a Continuing Standard Pacific Director.

Until October 1, 2018, these governance provisions may be modified, amended or repealed, and any provision or other resolution inconsistent with these governance provisions may be adopted, or such modification, amendment repeal or adoption may be recommended to our stockholders, only by the affirmative vote of the 75% of our entire board (or, if there are no Continuing Ryland Directors or Continuing Standard Pacific Directors to fill a vacancy as described above, the remaining directors (even if less than a quorum) or a sole remaining director).

Possible Effects of Delaware Law and Provisions of Our Certificate of Incorporation, Bylaws and Certain Contracts on Takeovers and Proxy Contests

In addition to our Rights Agreement, provisions of Delaware law, our amended and restated certificate of incorporation, our amended and restated bylaws and certain contracts to which we are a party may discourage the acquisition of the company or a proxy contest that our stockholders may otherwise consider to be in the best interests of the company, or make them more difficult. For example:

•	Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder, unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination.

•	Our amended and restated certificate of incorporation provides that stockholder action can be taken only (i) at an annual or special meeting of stockholders; or (ii) without a meeting by unanimous written consent of each stockholder entitled to vote on the matter in question. This provision may make it difficult for stockholders to take action that our board opposes.

•	Our amended and restated certificate of incorporation provides that special meetings of our stockholders may only be called by a majority of our board, a committee of our board that has been granted the authority to call such meetings or our Secretary upon a written request by record holders of a majority of our outstanding voting stock. This provision may make it difficult for stockholders to call a special meeting that our board opposes.

•	As discussed above, our amended and restated certificate of incorporation permits our board of directors to issue a new series of common stock or preferred stock with terms that may make an acquisition by a third person more difficult or less attractive.

•	Our amended and restated bylaws provide time limitations and information requirements on stockholders who desire to present nominations for election to our board of directors or propose matters that can be acted upon at stockholders’ meetings. If it is determined that business or a nomination were not properly brought before a meeting in accordance with our bylaws, such nomination shall be disregarded or such business shall not be transacted at the meeting.

•	As discussed in “—Certain Governance Matters Until October 1, 2018” above, until October 1, 2018, our amended and restated bylaws provide that our board will be comprised of Continuing Ryland Directors and Continuing Standard Pacific Directors, and amendment of the governance provisions with respect to our board (including the role of lead independent director) and committee compositions and filling of vacancies on our board (including the role of a lead independent director) and committees shall require the vote of the 75% of our entire board (or, if there are no Continuing Ryland Directors or Continuing Standard Pacific Directors to fill a vacancy as described above, the remaining directors (even if less than a quorum) or a sole remaining director. In addition, we have entered into an employment agreement with Mr. Nicholson, our president and chief executive, that provides, for a period of three years from the effective date of the merger, that he may not be terminated without cause without the affirmative vote of at least 75% of our board of directors (excluding Mr. Nicholson), and we have entered into an employment agreement with Mr. Stowell, our executive chairman, that also provides, for a period of three years after the effective time of the merger, that he may not be terminated without cause without the affirmative vote of at least 75% of our entire board of directors (excluding Mr. Stowell). These provisions are intended to enhance the likelihood of continuity and stability in management during the integration period after the merger, but may also have the effect of delaying changes in management that stockholders may otherwise consider to be in the best interests of the company.

As discussed in “—MatlinPatterson Stockholders Agreement” above, under the Stockholder Agreement, MatlinPatterson currently has the right to designate two directors to serve on our board of directors.

Copies of our amended and restated certificate of incorporation, including the Certificate of Designation for the Series A Junior Participating Cumulative Preferred Stock, and amended and restated bylaws, each as amended, have been filed with and are publicly available at or from the SEC as described under the heading “Where You Can Find More Information.”

DESCRIPTION OF THE PLANS

Introduction

This prospectus contains an overview of eligible individuals’ rights under Plans (together, The Ryland Group, Inc. 2008 Equity Incentive Plan and The Ryland Group, Inc. 2011 Equity and Incentive Plan), which were assumed by CalAtlantic (formerly known as Standard Pacific Corp.) upon completion of the merger of Ryland with and into Standard Pacific. As a result of that merger, certain awards granted under that Plans relate to shares of CalAtlantic common stock instead of shares of Ryland common stock.

The description of the Plans in this prospectus is merely a summary of key terms and conditions of the Plans. This prospectus does not contain all of the terms and conditions of the official plan documents for the Plans, and is expressly qualified by reference to the plan documents for the Plans and the terms and conditions of a specific grant or award. In the event of any inconsistency between this prospectus, any plan documents or the terms and conditions of a grant or award, the plan documents and the terms and conditions of the grant or award will govern. See “Where You Can Find More Information” on page 17 for instructions on how to obtain copies of the official plan documents.

Background Information About the Merger

On June 14, 2015, Standard Pacific and Ryland entered into a Second Amended and Restated Agreement and Plan of Merger. The merger agreement provided Ryland would merge with and into Standard Pacific, with Standard Pacific being the surviving corporation and continuing under the name CalAtlantic Group, Inc. Upon completion of the merger, each option to purchase shares of Ryland common stock granted under any of the Ryland equity plans (including the Plans) was converted pursuant to the merger agreement and applicable award agreements into an option to acquire shares of CalAtlantic common stock on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof pursuant to the existing terms of the relevant Ryland equity plans or applicable award agreement thereunder by reason of the transactions contemplated thereby) as were applicable under such option as of immediately prior to the merger. The number of shares of CalAtlantic common stock underlying each converted Ryland stock option was determined by multiplying the number of shares of Ryland common stock subject to such stock option immediately prior to the completion of the merger by the exchange ratio, and rounding down to the nearest whole share. As defined in the merger agreement, the exchange ratio was 1.0191 shares of CalAtlantic common stock for each share of Ryland common stock. The exercise price per share of each converted option was determined by dividing the per share exercise price of such stock option by the exchange ratio, and rounding up to the nearest whole cent.

Administration of the Plan

Since the merger, the Plans are being administered by the Compensation Committee of CalAtlantic’s Board of Directors. Subject to the terms of the Plans, the Compensation Committee has the authority to interpret the terms of the Plans and make all decisions related to the operation of the Plans.

The Compensation Committee has authority to grant awards under the Plans, prescribe grant agreements evidencing the awards and establish programs for granting awards. In exercising this authority, the Compensation Committee has full and sole power to:

•	select eligible persons to participate in the Plans;

•	determine the sizes and types of awards;

•	determine the terms and conditions of awards;

•	modify or amend outstanding awards, or substitute new awards for surrendered awards, except that (a) award-holder consent will be needed for a modification to an outstanding award if the modification would adversely affect the award, and (b) unless approved by shareholders, the exercise price for any outstanding option may not be decreased after the grant date nor may any outstanding option be surrendered to CalAtlantic for a grant of a new option with a lower exercise price or in exchange for a buyout in cash;

•	in the case of death, disability, retirement or a Change of Control (as defined below), accelerate or otherwise change the time in which an award may be exercised or become payable;

•	administer and interpret the Plans;

•	adopt and interpret rules, regulations, agreements, guidelines and instruments for the administration of the Plans; and

•	make all other determinations that may be necessary or advisable for the administration of the Plans.

Except in connection with a corporate transaction involving CalAtlantic (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or cancel outstanding stock options in exchange for cash, other awards or stock options with an exercise price that is less than the exercise price of the original stock options without stockholder approval.

The Compensation Committee may delegate the power to grant awards and make all determinations under the Plans with respect to those awards to one or more executive officers of the CalAtlantic to the extent permitted by law. The Compensation Committee will set a maximum amount of individual and group awards that may be granted in this manner.

The Compensation Committee’s determinations under the Plans need not be uniform. All determinations and decisions that the Compensation Committee makes pursuant to the provisions of the Plans are final, conclusive and binding on all parties.

Duration of the Plans

The 2008 Plan became effective on April 23, 2008 and the 2011 Plan become effective on April 27, 2011. The 2011 Plan replaced the 2008 Plan. The 2011 Plan is unlimited in duration. Both Plans will remain in effect as long as any awards under them are outstanding. However, no award will be granted under the 2011 Plan after the close of business on February 20, 2021.

Governing Law

The plans and the terms of all awards will be governed by and construed in accordance with the laws of the State of Maryland.

Non-Qualified and Unfunded Status of the Plans

The Plans are unfunded and do not give the participants any rights that are superior to those of CalAtlantic’s general creditors. The Plans are not subject to the provisions of the Employment Retirement Income Security Act of 1974 and are not qualified under Section 401(a) of the Internal Revenue Code of 1986 ( the “IRS Code”).

Available Shares for the Plans

CalAtlantic has reserved a total of 1,093,265 shares of its common stock for issuance pursuant to outstanding awards under the Plans.

Upon a stock dividend of, or stock split or reverse stock split affecting, the shares, (A) the maximum number of shares reserved for issuance or with respect to which awards may be granted under the Plans, and (B) the number of shares covered by and the exercise price and other terms of outstanding awards, shall, without further action of the Board of Directors of CalAtlantic, be adjusted to reflect such event unless the Board of Directors determines, at the time it approves such stock dividend, stock split or reverse stock split, that no such adjustment will be made. The Compensation Committee may make adjustments, in its discretion, to address the treatment of fractional shares and fractional cents that arise with respect to outstanding awards as a result of the stock dividend, stock split or reverse stock split.

Shares issued pursuant to the Plans may be from authorized and unissued shares or may be shares purchased on the open market. No fees, commissions or charges will be payable with respect to the issuance of any such shares.

Types of Awards Outstanding

The Plans permit various types of awards. Outstanding under the Plans include stock options, including incentive stock options (“ISOs”) and non-qualified options (“NSOs”), restricted stock, and performance share awards. Each award is evidenced by an award agreement that specifies the number of shares subject to the award, the date of grant of the award, the vesting period and conditions to vesting, and the other terms and conditions of the award prescribed by the compensation committee approving the award.

This prospectus relates only to the offering of common stock relating to outstanding NSOs held by former Ryland employees.

Option Awards

In general, an option is a contractual right granted to an individual to purchase up to a specified number of shares of common stock at a specified exercise price within a specified period of time, subject to certain conditions.

The award agreement for an option provides the type of Option (ISO or NSO) awarded, the number of shares subject to the option, the exercise price of those shares, the term of the option, and other terms and conditions as the Compensation Committee may determine. To the extent that the award agreement is inconsistent with the respective Plan, the Plan will govern.

Options will have a term of seven years or less.

The shares subject to an option may be purchased (referred to generally as the “exercise” of the option) as allowed by the vesting and exercisability rules set forth in the award agreement. The award agreement will provide that the option is exercisable in accordance with a vesting schedule. In addition, the right to exercise might terminate when certain events occur, such as termination of employment, as specified in the award agreement. An option holder is not required to exercise an option when it first becomes exercisable. The option holder may exercise the option (or the exercisable portion of the option, as the case may be) at any time within the remaining term of the option, subject to the rules in the award agreement.

To exercise an option, the option holder must give written notice to the Secretary of CalAtlantic or such other person designated by the Compensation Committee specifying the intention to purchase shares, the number of shares to be purchased and the date, before the expiration or other termination of the option, that the purchase is to occur.

Shares purchased upon exercise of an option must be paid in full at the time of purchase in accordance with the terms of the award agreement evidencing the option. No shares will be issued pursuant to any option until full payment of the exercise price has been made to CalAtlantic. An option holder will have none of the rights of a stockholder of CalAtlantic until the shares are issued.

An award agreement might provide that the purchase price is to be paid (i) in cash or cash-equivalents, (ii) by a broker-assisted cashless exercise procedure, (iii) by a combination of the foregoing methods, or (iv) by any other means that the Compensation Committee approves.

Material Federal Income Tax Consequences of Nonqualified Stock Option Awards

The following is a brief summary of the principal United States federal income tax consequences to recipients of NSO awards made under the Plans and CalAtlantic. The summary is based on the provisions of the IRS Code and interpretations thereof as in effect on the date of this Prospectus, all of which are subject to change. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. Each participant is urged to consult his or her tax advisor regarding the tax consequences of participation in the Plans.

An option holder generally will not recognize income for federal income tax purposes at the time an NSO is granted.

An option holder will recognize ordinary income upon exercise of an NSO in an amount equal to the excess of the fair market value of the common stock on the exercise date over the exercise price.

When shares acquired upon exercise of an NSO are sold or otherwise disposed of, the option holder generally will recognize gain (or loss) equal to the difference between the amount realized and the option holder’s tax basis in the shares. An option holder’s tax basis in shares received upon exercise of an NSO generally is the sum of the exercise price paid and the ordinary income recognized as a result of exercising the NSO. Special rules regarding the tax basis of shares apply where shares are tendered as payment for the exercise price and are described in the following paragraph.

In the Compensation Committee’s discretion, options may be exercised and paid for by tendering shares with a fair market value equal to part or all of the exercise price. As a general rule, an exchange of common shares for common shares of the same corporation is a nontaxable exchange. For purposes of determining capital gain or loss treatment upon subsequent dispositions of the shares, the shares received upon exercise of the option that are equal in number to the shares tendered (the shares tendered are referred to in this Prospectus as “Payment Shares”) will have a carryover holding period, however, the holding period of any additional shares received will begin on the date that the option is exercised. Upon exercise of an NSO via the tendering of Payment Shares, regardless of whether the Payment Shares may have been acquired under an ISO for which the minimum holding period requirements have not been satisfied, the option holder will (i) recognize as compensation income the fair market value of the shares received that exceed the number of Payment Shares tendered, less cash, if any, paid on the exercise; (ii) not recognize compensation income with respect to the shares received equal in number to the Payment Shares tendered; and (iii) have a carryover basis with respect to those shares received that are equal in number to the Payment Shares tendered, and a basis in any additional shares received equal to the difference between the fair market value of the Shares received pursuant to the NSO and the exercise price of the NSO, plus any cash actually paid.

Ordinarily, the gain (or loss) recognized on a sale or other disposition will be a long-term capital gain (or loss) if more than one year has elapsed between the date on which ordinary income was recognized and the date of the sale, or short-term capital gain (or loss) if a lesser period has elapsed.

CalAtlantic generally will be entitled to a deduction for federal income tax purposes with respect to the exercise of an NSO in the same taxable year and in the same amount as ordinary income is recognized by the option holder.

As indicated above, the foregoing discussion does not cover all income or other tax effects involved in an individual’s participation in the Plans. Accordingly, each individual should consult his or her own tax advisor concerning any matters relating to the particular tax consequences of participation in the Plans. If the individual is subject to a state or local income tax or to the income tax of a country other than the United States, he or she should seek advice as to the tax laws in those jurisdictions. CalAtlantic does not warrant any particular tax treatment of any award granted under the Plans.

Modification or Termination of Awards

In the event of changes affecting CalAtlantic, CalAtlantic’s capitalization, or the common stock by reason of any spin-off, split-up, dividend, recapitalization, merger, consolidation, business combination or exchange of shares and the like, the Compensation Committee may, in its discretion and without the consent of holders of awards, (a) make appropriate adjustments to the number, kind and price of shares covered by outstanding awards, and (b) make any other adjustments in outstanding awards, including but not limited to reducing the number of shares subject to awards or providing or mandating alternative settlement methods such as settlement of the awards in cash or in shares or other securities of CalAtlantic or of any other entity, or in any other matters which relate to awards as the Compensation Committee determines to be necessary or appropriate.

The Compensation Committee may make adjustments to the terms and conditions of awards, without the consent of award holders, as a result of unusual or nonrecurring events affecting CalAtlantic or the financial statements of CalAtlantic or any affiliate, or changes in applicable laws, regulations, or accounting principles, whenever the Compensation Committee determines that adjustments are appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plans and outstanding awards.

In the event of a “Change in Control,” as that term is defined below, all awards under the Plans are automatically and fully vested and immediately exercisable or payable in whole or in part. CalAtlantic’s obligations under the Plans and performance with respect to rights of award holders under the Plans are to be assumed by any participant, successor-in-interest or beneficiary of or interested party in the Change in Control and such individual or entity will cause the awards to be assumed, or new rights substituted therefor, by another entity. Upon the effective date of the merger of Ryland with and into Standard Pacific, all outstanding Ryland awards under the Plans were automatically and fully vested and immediately exercisable.

Under the Plans, “Change in Control” means: (i) the acquisition by any person, other than CalAtlantic or any employee benefit plans of CalAtlantic, of beneficial ownership of 20 percent or more of the combined voting power of CalAtlantic’s then outstanding voting securities; (ii) the purchase of at least 20 percent or more of the combined voting power of CalAtlantic’s then outstanding voting securities under a tender offer or exchange offer, other than an offer by CalAtlantic or any employee benefit plans of Atlantic, pursuant to which shares have been purchased; (iii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election or the nomination for the election by stockholders of CalAtlantic of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; or (iv) consummation of a merger, consolidation, liquidation or dissolution of CalAtlantic, or the sale of all or substantially all of the assets of CalAtlantic; provided, however, that for purposes of any Award or subplan that constitutes a “nonqualified deferred compensation plan,” within the meaning of IRS Code section 409A, the Administrator, in its discretion, may specify a different definition of Change in Control in order to comply with the provisions of IRS Code section 409A.

Modification or Termination of the Plans

The Compensation Committee, without further approval of the stockholders, may terminate, amend or modify the Plans or any portion thereof at any time, except stockholder approval will be needed for any amendment: (i) related to option repricing, (ii) that materially increase the benefits accruing to any participants under the Plans, (iii) that materially increase the aggregate number of shares that may be issued under the Plans, or (iv) that materially modify the requirements as to eligibility for participation.

Transfer of Awards

Except as otherwise determined by the Compensation Committee, no award granted under the Plans is transferable by an award recipient otherwise than by will or the laws of descent and distribution. Unless otherwise determined by the Compensation Committee in accord with the provisions of the immediately preceding sentence, an award may be exercised during the lifetime of the recipient, only by the recipient or, during the period the recipient is under a legal disability, by the recipient’s guardian or legal representative.

The Award recipient may designate a death beneficiary with respect to amounts due to or exercise rights of the award recipient in the manner and to the extent provided by the Compensation Committee. Amounts or certificates due an award recipient under an award after his or her death will be paid or delivered to the award recipient’s designated beneficiary in accordance with the terms and conditions of the award, unless the award agreement provides otherwise. If the award recipient does not have an effective beneficiary designation, the award recipient’s designated beneficiary will be his or her estate.

PLAN OF DISTRIBUTION

This prospectus covers the shares of our common stock that are reserved for issuance upon exercise of stock options issued under the Plans to former employees of Ryland and assumed by us in connection with the merger of Ryland with and into Standard Pacific. We are offering these shares of our common stock directly to the holders of these stock options according to the terms of the award agreements governing their stock options issued under the Plans. We are not using an underwriter in connection with this offering. These shares are expected to be listed for trading on the New York Stock Exchange.

RESTRICTIONS ON RESALE

If you are an “affiliate” (as defined in the Securities Act) of ours, any shares acquired pursuant to the Plans may be resold only pursuant to the registration requirements of the Securities Act, or an applicable exemption such as Rule 144, if available.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including exhibits thereto, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

CalAtlantic Group, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, like CalAtlantic Group, Inc., who file electronically with the SEC. The address of that website is www.sec.gov. Unless specifically listed under “Incorporation of Certain Documents by Reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

In addition, CalAtlantic Group, Inc.’s common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2014;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015;

•	our Current Reports on Form 8-K filed June 3, 2015, June 15, 2015, July 2, 2015, September 8, 2015, October 1, 2015 and October 5, 2015;

•	the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus is a part. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Each person to whom this prospectus is delivered, including any beneficial owner, may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling at the following address or telephone number:

John P. Babel, Secretary

CalAtlantic Group, Inc.

15360 Barranca Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

EXPERTS

CalAtlantic Group, Inc. (f/k/a Standard Pacific Corp.)

The consolidated financial statements of CalAtlantic Group, Inc (formerly known as Standard Pacific Corp.) appearing in CalAtlantic Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of CalAtlantic Group, Inc.’s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The Ryland Group, Inc.

The consolidated financial statements of The Ryland Group, Inc. appearing in The Ryland Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of The Ryland Group, Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Common Stock offered hereby was passed on for us by Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10026. The validity of the preferred share purchase rights was passed on for us by Snell & Wilmer L.L.P., Phoenix, Arizona.